SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June 2021
Commission File Number 001-39670

PURETECH HEALTH PLC

6 Tide Street, Suite 400
Boston, Massachusetts 02210
Attention: Chief Executive Officer
(617) 482-2333
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) titled "PureTech Health plc – Half-Year Report".
Exhibits

99.1	PureTech Health plc Press Release, dated August 24, 2021, "PureTech Health plc – Half-Year Report"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: August 23, 2021	By:	/s/ Daphne Zohar
	Name:	Daphne Zohar
	Title:	Chief Executive Officer